POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE THREE MONTH PERIODS ENDED
MARCH 31, 2001 AND MARCH 31, 2000

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
                           for the three months ended
                        March 31, 2001 and March 31, 2000
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                    Notes      Three months        Three months
                                                 ended                ended
                                              March 31, 2001      March 31, 2000
                                               (unaudited)          (unaudited)
                                                                    (restated)


Net sales                              7           981,154              799,221

Cost of sales                          8         (619,391)            (532,534)
                                             -------------        -------------
Gross margin                                       361,763              266,687

Operating expenses                     8         (206,798)            (167,202)
                                             -------------        -------------
Operating profit                                   154,965               99,485

Interest and other financial income                170,478              124,710
Interest and other financial expenses            (192,029)            (190,804)
                                             -------------        -------------
Profit before taxation                             133,414               33,391

Taxation charge                                    (2,565)              (1,847)
                                             -------------        -------------
Comprehensive net profit                           130,849               31,544
                                                  ========             ========


















              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                   as at March 31, 2001 and December 31, 2000
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                              Notes               At                 At
                                                               March 31,        December 31,
                                                                  2001               2000
                                                                  ----               ----
                                                              (unaudited)        (unaudited)
                                                                                 (restated)
Current assets
       Cash and cash equivalents                                  221,372             29,465
       Short-term investments                                     186,364            191,679
       Debtors and prepayments                                    439,102            481,666
       Inventory                                                  207,896            209,290
                                                             ------------       ------------
                                                                1,054,734            912,100

Long-term assets
       Tangible fixed assets, net               9               3,708,093          3,514,091
       Intangible fixed assets, net            10               2,290,935          2,314,171
       Financial assets                        11                 108,405             96,880
       Deferred cost                           12                  99,153            202,747
                                                            -------------      -------------
                                                                6,206,586          6,127,889
                                                            -------------      -------------
Total assets                                                    7,261,320          7,039,989
                                                                 ========           ========

Current liabilities                            13                 940,985          2,193,034

Long-term liabilities                          14               5,442,522          4,097,642

Deferred tax liability, net                                        61,459             60,508

Provisions for liabilities and charges                              1,843              1,858
                                                           --------------     --------------
Total liabilities                                               6,446,809          6,353,042
                                                           --------------     --------------
Shareholders' equity
       Share capital                                              471,000            471,000
       Additional paid-in capital                                 409,754            409,754
       Accumulated deficit                                       (66,243)          (193,807)
                                                           --------------     --------------
                                                                  814,511            686,947
                                                           --------------     --------------
Total liabilities and Shareholders' equity                      7,261,320          7,039,989
                                                                 ========           ========



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
                           for the three months ended
                        March 31, 2001 and March 31, 2000
                              (in thousands of PLN)

--------------------------------------------------------------------------------

                                                             Three months ended         Three months ended
                                                               March 31, 2001             March 31, 2000
                                                                (unaudited)                 (unaudited)
                                                                                            (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation                                             133,414                      33,391

Adjustments for:
Depreciation and amortization                                          169,490                     108,518
Charge to provision and write-offs of doubtful debtors                  25,565                      37,623
Charge to provision for inventory                                        2,292                       2,044
Other provisions and special funds                                        (15)                         (1)
Foreign exchange gains, net                                           (97,586)                    (87,235)
Loss on disposal of tangibles and intangibles                              614                       5,826
Interest expense, net                                                  103,618                     120,044
Other                                                                        -                           -
                                                                --------------                ------------
Operating cash flows before working capital changes                    337,392                     220,210

Increase in inventory                                                    (898)                   (135,672)
Decrease/(increase) in debtors, prepayments and                         43,890                    (20,645)
deferred cost
Increase in trade payables and accruals                                 76,585                      64,304
                                                               ---------------                ------------
Cash from operations                                                   456,969                     128,197

Interest paid                                                        (103,227)                    (94,631)
Interest received                                                        5,416                       7,581
Income taxes paid                                                        (732)                           -
                                                               ---------------                ------------
Net cash from operating activities                                     358,426                      41,147

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                 (503,608)                   (110,083)
Purchases of tangible fixed assets                                   (478,886)                   (278,061)
Proceeds from sale of equipment and intangibles                          1,190                         144
                                                                  ------------                ------------
Net cash used in investing activities                                (981,304)                   (388,000)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Proceeds from Bank Credit Facilities and Bridge Loan                 1,678,416                           -
Repayment of Loan facility                                           (836,158)                   (514,802)
Net change in overdraft facility                                      (26,543)                           -
                                                                  ------------                ------------
Net cash from/(used in) financing activities                           815,715                   (514,802)

Net increase/(decrease) in cash and cash equivalents                   192,837                   (861,655)

Effect of foreign exchange changes on cash and cash                      (930)                     (5,262)
equivalents

Cash and cash equivalents at beginning of period                        29,465                   1,095,509
                                                                  ------------                ------------
Cash and cash equivalents at end of period                             221,372                     228,592
                                                                       =======                     =======

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             Condensed Consolidated Statements of Changes in Equity
             for three months ended March 31, 2001, March 31, 2000,
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                   Share Capital Additional Accumulated Total
                                 paid-in deficit

                                           Share         Additional     Accumulated        Total
                                          Capital         Paid-in        deficit
                                                          capital
Balance at December 31, 1999              471,000               -        (303,194)         167,806


Additional paid-in capital                      -         409,754                -         409,754


Change in accounting policy with                -               -           11,736          11,736
respect to revenue recognition (See
Note 4)

Comprehensive net profit for the                -               -           97,651          97,651
year, as originally reported

                                       ----------      ----------     -------------    ------------
Balance at December 31, 2000              471,000         409,754        (193,807)         686,947
(restated)

Implementation of IAS 39                        -               -          (3,285)         (3,285)
(see Note 4)

Comprehensive net profit for the                -               -          130,849         130,849
period
                                       ----------      ----------     ------------     ------------
Balance at March 31, 2001
(unaudited)                               471,000         409,754         (66,243)         814,511
                                           ======          ======          =======         =======




















              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------
1.       Incorporation and Principal Activities

          Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

          The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard. The license allows starting operations of relevant services not earlier than January 1, 2003 but not later than January 1, 2004.

          The principal activities of the Company are not seasonal or cyclical.

          These consolidated financial statements, which include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on May 11, 2001.


2.       Principles of Consolidation

         a.       Group Entities

          The consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

          All   intercompany   balances  and   transactions  are  eliminated  in
          consolidation.

          On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes (see Note 14). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries on its own.

          On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes (see
          Note 14). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

      POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


2.       Principles of Consolidation (continued)

         a.       Group Entities (continued)

          Additionally, the Company has acquired 125 fully-paid shares with a par value of 1,000 Euro each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. Thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries on its own.

         b.       Reporting Currency

          The Company primarily generates and expends cash through its operating activities in Polish zloty ("PLN"). Additionally, all of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, Management has designated the PLN as the reporting (functional) currency of the Company.

          The accompanying consolidated financial statements are reported in thousands of PLN, except as otherwise indicated.

3.       Accounting Standards

          The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish accounting regulations ("PAS"). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Committee. These adjustments and their effect on earnings for the periods ended March 31,2001 and March 31, 2000 are shown in Note 19 to these financial statements.

          The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the three month periods ended March 31, 2001, and March 31, 2000, have been presented in Note 20 to these financial statements.

          The IAS rules that were mandatory as of 31 March 2001 were applied to these financial statements. In particular, the Company applied International Accounting Standard No 39 "Finance Instruments:
          Recognition and Measurement" ("IAS 39") for the first time in this period (see Note 4).

      POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

3.       Accounting Standards (continued)

          In Management's opinion, the condensed consolidated financial statements for the three month periods ended March 31, 2001 and March 31, 2000 include all adjustments necessary for a fair statement of the results for those periods. All such adjustments are of normal recurring nature. The content of these condensed consolidated financial statements was prepared in accordance with requirements of International Accounting Standard No 34 "Interim Financial Reporting".

4.       Changes in Accounting Policies

          The same accounting policies and methods of computation are followed in the condensed consolidated financial statements as compared with the most recent annual financial statements, except for changes described in this Note.

         a.       Financial instruments

               The Company adopted IAS 39 on January 1, 2001. This standard establishes principles for recognizing, measuring, and disclosing information about financial assets and financial liabilities.

               At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001.

               The  IAS  39  impact  of   changes   in   accounting   policy  on
               Shareholders' equity is as follows:

        Shareholders' equity at December 31, 2000 (restated)            686,947

           Embedded options in Long-term Notes                              814
           Initial treatment of transaction costs                         5,632
           Indexing of finance leases                                    (9,731)
                                                                     -----------
        Shareholders' equity at January 1, 2001                         683,662
                                                                         =======


         Recognition and measurement

          In accordance with IAS 39, all financial assets and financial liabilities are recognized on the balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted at trade date.

4.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.      Changes in Accounting Policies (continued)

         a.       Financial instruments (continued)

          The table below presents the measurement categorization of financial assets and liabilities

          Category                             Balance sheet item               Measurement

          Financial assets

          Held for trading                     Cash and cash equivalent         Fair value

          Held to maturity                     Short-term investments and       Amortized costs
                                               financial assets

          Loans and receivables                Trade and other debtors          Original recorded cost
          originated by the enterprise

          Financial Liabilities

          Held for trading                     Forward contracts                Fair value model using market
                                                                                data

                                               Note options Fair value model


         Non-trading liabilities               License liabilities              Amortized cost

                                               Construction payables            Original recorded cost

                                               Trade and creditors              Original recorded cost

                                               Long-term Notes                  Amortized cost

                                               Bank Credit Facilities           Costs plus accrued interest

                                               Overdrafts                       Costs plus accrued interest

                                               Accruals                         Original recorded cost


         Derivatives

          The Company enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations on liabilities denominated in foreign currencies (see Note 16). The foreign exchange forward contracts are valued in the balance sheet at their fair value and are presented in other current assets or liabilities. The fair value is calculated using a model supported with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.

          IAS 39 allows applying hedging for accounting purposes. Hedge accounting is permitted under IAS 39 in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective. The Company does not apply hedge accounting in the financial statements. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from fair value or realization of these transactions are included in the consolidated statements of operations as foreign exchange gains or losses. The forward contracts are used according to the Company's hedging policy and strategy.

      POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------
4. Changes in Accounting Policies (continued)

         a.       Financial instruments (continued)

         Embedded derivatives

          The embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable. Long-term Notes issued by the Company have embedded derivatives - options of issuer and holders (see Note 14). The issuer options are separated from host contract and accounted for as a derivative under IAS 39 (see Note 11).

          The valuation of call option on redemption of Long-term Notes is done on the basis of estimated distribution of yield to maturity and the expected profitability of refinancing them by issuing the new bonds at the possible exercise date. The probability that the option will be exercised at certain period in time is estimated. The value of the option is obtained by multiplying expected profitability by probability of exercising option in date.

          The options are presented in the balance sheet under financial assets caption and gains and losses arising from changes in their fair value are included in the profit or loss for the period.

          The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 814 and increase of the profit for three months ended March 31, 2001 by PLN 11,546.

         Transaction costs

          Under IAS 39 transaction costs are incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability. Transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers etc. Transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.

          Under IAS 39 transaction costs should be included in the initial measurement of all financial assets and liabilities. Before the IAS 39 implementation the Company deferred the transaction costs and amortized over the period of financing.

          The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 5,632 and decrease of the profit for three months ended March 31, 2001 by PLN 1,204.

4.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

Changes in Accounting Policies (continued)

         b.       Net sales

          In the first quarter of 2001, the Company has adopted the above criteria to its accounting policy regarding multiple-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 11,736 and there was no change to the opening balance as at January 1, 2000. Both, net sales and cost of sales in the first quarter of 2000 increased by PLN 3,326.

          The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions and their presentation in the IAS financial statements.

          The   multiple-element   transactions   with  post-paid   clients  are
          classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred. 4.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

Changes in Accounting Policies (continued)

         b.       Net sales (continued)

          The   accounting   treatment  of  revenues   and  relevant   cost  for
          multi-element arrangements is summarized in the following table:

          Multi-element  contract  (handset,  activation  and  telecommunication service)
                            Separable                               Non-separable
         Accounting         Activation represents up-front          Handset, activation and service are
         treatment          non-refundable fee.                     treated as multi-element contract
                                                                    that is non-separable.
                            Handset is sold separately from
                            the rest of the multi-element
                            contrat

         Revenue            Activation and handset revenue is       Multiple Element Revenue
         recognition        recognised immediately.                 Activation and handset revenue is
                                                                    deferred over average expected life
                                                                    of the customer.

         Cost               Cost of the activation card and         Multiple Element Cost:
         recognition        handset is recognised immediately.      Cost of activation card
                                                                    and cost of handset equal to
                                                                    activation and handset
                                                                    revenue is deferred
                                                                    over average expected
                                                                    life of the customer.
                                                                    The excess of the costs
                                                                    over revenues is
                                                                    immediately expensed.


         Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the fair value of the elements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


5.      Financing

          In May 2001, PTC International Finance II S.A. (a subsidiary of the Company) plans to issue Senior Subordinated Guaranteed Notes. The notes will be unsecured senior subordinated obligations of PTC International Finance II S.A.

6.       Financial risk management

          The progressively evolving financial markets together with a rapidly changing business environment create a challenging environment for treasury function of the Company. The general goal of the treasury function is to obtain cost efficient funding of the Company and to identify, measure and, if necessary, to hedge financial risk.

          The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Operating Shareholders (Elektrim Telekomunikacja Sp. z o.o., DeTeMobil Deutsche Telekom MobilNet GmbH, MediaOne International B.V.).

          The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Operating Shareholders based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Operating Shareholders must approve all actions taken to hedge translation risk.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

6.      Financial risk management (continued)

         a.        Foreign exchange risk

          The main financing liabilities of the Company are denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the Company in PLN terms.

          The foreign exchange rate exposure might be of two kinds - transaction exposure and translation exposure.

          The foreign exchange transaction exposures occur when the Company has cash inflows or outflows in currencies other than PLN. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedge activities are undertaken on the basis of a rolling 12-month forecast provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures in the range of such figures to be agreed by the Management Board and the Operating Shareholders on at least an annual basis, providing hedging can be obtained.

          The foreign exchange translation exposures occur when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the PLN against these currencies between reporting dates will result in a movement in the PLN value of these items. As indicated above, the Management Board and the Operating Shareholders must approve any action taken to hedge translation exposure.

          The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain. Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:
          - Forward  and NDF  transactions,
          - Currency  swaps,
          - Cross-currency interest rate swaps,
'         - FX options.

          The Company entered into certain forward and NDF transaction in year 2000 and in the first quarter of 2001 to execute its hedging policy and strategy (see Note 16).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


6.       Financial risk management (continued)

         b.        Credit risk

          The Company is exposed to interest rate risk related to short-term and long-term loans and, to a smaller extent, to interest on short-term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. The Company's interest bearing liabilities are based on fixed and floating interest rates.

          Debt liabilities based on fixed interest rate are as follows (see Note
          14):

-         - the 10 3/4Notes with the face value of USD 253,203,000
-         - the 11 1/4Notes with the face value of USD 150,000,000
-         - the 11 1/4Notes with the face value of EUR 300,000,000

          Debt liabilities based on floating interest rates consist of Bank Credit Facilities and Bridge Facility (see Note 14). The Company may utilize all facilities by individual drawdowns for maturities of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

          The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in a decrease of return on short-term investments. In general, the impact of interest rate fluctuations on its financing costs is much more important for the Company than the impact on its investment income.

         The Company's interest rate exposure is managed by:

         - managing the maturity periods of investments and borrowings,
         - varying the proportions of debt which bears interest on a fixed and a floating basis,
         - varying the period of time for which the interest rate is fixed in respect to the Loan Facility.

          In addition to the interest rate management tools described above, the Company may, in line with its hedging policy and upon consent of its Operating Shareholders, enter into the following interest rate hedging transactions:

         - forward rate agreements (FRAs),
         - interest rate swaps,
         - interest rate options (caps, floors, collars).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


6.      Financial risk management (continued)

         b.       Credit risk (continued)

         Commercial credit risk

          The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

          Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

         Financial credit risk

          There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions.

          The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by the treasury function in the Company. The treasury function does not expect that the Company would be exposed to credit risk from its counterparties due to their high credit ratings.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


7.      Net sales


                                                 Three months ended
                                                     March 31,
                                                    (unaudited)

                                                 2001          2000
                                                 ----          ----
                                                            (restated)
         Service revenues and fees               928,421       740,032
         Sales of telephones and accessories      52,733        59,189
                                             -----------   -----------
                                                 981,154       799,221
                                                 =======       =======

          The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).


8.       Costs and expenses


                                                                                Three months ended
                                                                                     March 31,
                                                                                    (unaudited)
                                                                          2001                        2000
                                                                          ----                        ----
                                                                                                    (restated)


         Cost of sales:
              Cost of services sold                                      377,773                   302,584
              Cost of sales of telephones and accessories
                                                                         241,618                   229,950
                                                                     -----------               -----------
                                                                         619,391                   532,534

         Operating expenses:
              Selling and distribution costs                             158,897                   129,165
              Administration and other operating cost                     47,901                    38,037
                                                                     -----------               -----------
                                                                         206,798                   167,202
                                                                     -----------               -----------
                                                                         826,189                   699,736
                                                                         =======                   =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


9.      Tangible fixed assets, net

                                                                       At March 31,          At December 31,
                                                                           2001                    2000
                                                                           ----                    ----
                                                                        (unaudited)

         Land and buildings                                                   190,058               191,372
         Plant and equipment                                                2,856,143             2,688,668
         Motor vehicles                                                        13,576                12,456
         Other fixed assets                                                   456,944               420,473
         Construction in progress                                             191,372               201,122
                                                                       --------------        --------------
                                                                            3,708,093             3,514,091
                                                                            =========             =========



          For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the three month period ended March 31, 2001 the Company capitalized PLN 7,299 of foreign exchange gains and PLN 3,740 of interest expense. During the three month period ended March 31, 2000 the Company capitalized PLN 2,141 of foreign exchange gains and no interest expense.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------


9.       Tangible fixed assets, net (continued)


         The movement in each year was as follows:

                            Land           Plant and        Motor     Other fixed  Construction       Total
                            and            equipment     vehicles       assets     in progress
                            buildings
Cost
At January  1, 2000          199,937       2,237,782        23,438      232,190       203,627     2,896,974
Additions                        125           7,670             -        2,564     1,323,533     1,333,892
Transfers                          -       1,060,431         6,140      237,067   (1,303,638)             -
Disposals                          -        (12,186)         (851)      (3,020)      (22,400)      (38,457)
                            ----------   ------------   ----------- ------------ ------------- --------------
At December  31, 2000        200,062     3,293,697        28,727      468,801       201,122     4,192,409
                            ----------   ------------   ----------- ------------ ------------- --------------
Depreciation
At January 1, 2000             4,166       283,725        11,377       23,801             -       323,069
Charge                         4,524       331,671         5,559       26,903             -       368,657
Disposals                          -      (10,367)         (665)      (2,376)             -      (13,408)
                            ----------   ------------   ----------- ------------ ------------- --------------
At December 31, 2000           8,690       605,029        16,271       48,328             -       678,318
                            ----------   ------------  ------------ ------------ ------------- --------------
Net book value at
December 31, 2000            191,372       2,688,668        12,456      420,473       201,122     3,514,091
                             =======         =======       =======      =======      ========      ========

Cost
At January  1, 2001          200,062       3,293,697        28,727      468,801       201,122     4,192,409
Additions                          -               -             -        2,757       303,513       306,270
Transfers                          -         267,251         2,680       43,199     (313,130)             -
Disposals                          -         (1,977)         (885)      (2,928)         (133)       (5,923)
                            ----------   ------------   ----------- ------------ ------------- --------------
At March 31, 2001            200,062       3,558,971        30,522      511,829       191,372     4,492,756
                            ----------   ------------   ----------- ------------ ------------- --------------
Depreciation
At January 1, 2001             8,690         605,029        16,271       48,328             -       678,318
Charge                         1,314          99,046         1,500        8,604             -       110,464
Disposals                          -         (1,247)         (825)      (2,047)             -       (4,119)
                            ----------   ------------   ----------- ------------ ------------- --------------
At March 31, 2001             10,004         702,828        16,946       54,885             -       784,663
                            ----------   ------------  ------------ ------------ ------------- --------------
Net book value at            190,058       2,856,143        13,576      456,944       191,372     3,708,093
March 31, 2001               =======         =======       =======      =======      ========      ========
(unaudited)

      Tangible fixed assets held under capital leases (included in the previous schedule):

                                          At March 31,                          At December 31,
                                             2001                                     2000
                                             ----                                     ----
                                         (unaudited)
                                Land        Building      Other         Land        Building       Other
Cost                               6,293       193,177         990         6,293       193,177           990
Accumulated
depreciation                           -      (10,004)       (165)             -       (8,690)         (140)
                              ----------    ----------  ----------    ----------    ----------    ----------
Net                                6,293       183,173         825         6,293       184,487           850
                                  ======        ======      ======        ======        ======        ======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

10.     Intangible fixed assets, net

                                        At March 31,        At December 31,
                                            2000                  2000
                                            ----                  ----
                                        (unaudited)

         GSM and UMTS licenses            2,107,221             2,166,875
         Computer software                  162,645               147,150
         Trademark                              142                   146
         Facilities Agreement Cost           20,927                     -
                                    ---------------       ---------------
                                          2,290,935             2,314,171
                                          =========             =========

          During the three month period ended March 31, 2001 the Company capitalized PLN 77,483 of foreign exchange gains and PLN 37,109 of interest expense on intangible assets. During the three month period ended March 31, 2000 the Company capitalized PLN 4,887 of foreign exchange gains and 7,132 of interest expense on intangible assets. The Company has no intangible assets generated internally.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

10.      Intangible fixed assets, net (continued)

         The movement in each year was as follows:

                                  GSM/UMTS          Computer          Trade       Bank Facility
                                  Licenses          software          Mark            Costs             Total
        Cost
        At January 1, 2000        1,109,469           129,524           206                   -       1,239,199
        Additions                 1,286,030           129,922             -                   -       1,415,952
        Disposals                         -           (6,149)             -                   -         (6,149)
                               -------------     ------------     ------------     ------------     ------------
        At December 31, 2000      2,395,499           253,297           206                   -       2,649,002
                               -------------     ------------     ------------     ------------     ------------
        Amortization
        At January 1, 2000          156,243            32,136            45                   -         188,424
        Charge                       72,381            78,652            15                   -         151,048
        Disposals                         -           (4,641)             -                   -         (4,641)
                               -------------     ------------     ------------     ------------     -------------
        At December 31, 2000        228,624           106,147            60                   -         334,831
                               -------------     ------------     ------------     ------------     -------------
        Net book value at
        December 31, 2000         2,166,875           147,150           146                   -       2,314,171
                                  =========          ========      ========            ========        ========
        Cost
        At January 1, 2001        2,395,499           253,297           206                   -       2,649,002
        Transfers                         -                 -             -              16,553          16,553
        Additions                         -            44,372             -              20,455          64,827
        Disposals                         -                 -             -            (15,670)        (15,670)
        Capitalization             (40,373)                 -             -                   -        (40,373)
                               -------------     ------------     ------------     ------------     ------------
        At March 31, 2001         2,355,126           297,669           206              21,338       2,674,339
                               -------------     ------------     ------------     ------------     ------------
        Amortization
        At January 1, 2001          228,624           106,147            60                   -         334,831
        Transfers                         -                 -             -               5,217           5,217
        Charge                       19,281            28,877             4              10,864          59,026
        Disposal                          -                 -             -            (15,670)        (15,670)
                               -------------     ------------     ------------     ------------     -------------
        At March 31, 2001           247,905           135,024            64                 411         383,404
                               -------------     ------------     ------------     ------------     -------------
        Net book value at
        March 31, 2001
        (unaudited)               2,107,221           162,645           142              20,927       2,290,935
                                  =========          ========      ========            ========        ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

11.    Financial assets

                                   At March 31,         At December 31,
                                        2001                  2000
                                        ----                  ----


         Long-term investments         92,559               96,880
         Note options                  15,846                    -
                                 ------------         ------------
                                      108,405               96,880
                                      =======              =======

          Investments at March 31, 2001 consisted of the US Treasury Bills and German Treasury Bills (the "Bills"). These Bills are part of an escrow fund established to secure payment of interest during the first two and a half years on the 11 1/4 Notes issued by PTC International Finance II S.A. in 1999. They consist of long-term portion (PLN 92,559 as of March 31, 2001 and PLN 96,880 as of December 31, 2000) and short-term portion (PLN 186,364 as of March 31, 2001 and PLN 191,679 as of December 31, 2000) presented in the balance sheet under long-term and short-term investments captions, respectively.

          Note options reflect the fair value of the issuer options (CALL) separated from the 10 3/4 Notes and 11 1/4 Notes (see Note 4).


12.      Deferred costs
                                               At March 31,    At December 31,
                                                   2001             2000
                                                  ----              ----
                                               (unaudited)       (unaudited)
                                                                  (restated)

         Multiple-element transaction costs         99,153          111,251
         Notes issuance cost                             -           67,522
         Loan facility issuance cost                     -           11,336
         Other                                           -           12,638
                                                ----------       ----------
                                                    99,153          202,747
                                                    ======           ======


          Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 4).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

13.     Current liabilities
                                               At March 31,  At December 31,
                                                   2001           2000
                                                   ----           ----
                                               (unaudited)     (unaudited)
                                                               (restated)

         Accruals                                   212,234        142,664
         Trade creditors                            190,441        165,508
         Construction payables                      188,118        354,727
         Deferred income                            111,665        100,209
         Forward contracts (see Note 16)             80,324         45,873
         GSM license liability (see Note 14)         58,366      1,184,488
         Amounts due to State Treasury               58,716         44,732
         Finance lease payable (see Note 17)         29,533         28,845
         Overdraft facilities                         9,799         36,342
         Accounts payable to shareholders             1,526          1,748
         Payroll                                        263          2,047
         Short-term portion of Loan facility              -         85,851
                                             --------------  -------------
                                                   940,985       2,193,034
                                                  ========        ========

         In May 1998, the Company entered into a short-term renewable overdraft agreement with BRE BANK S.A. The terms provided for maximum borrowings of PLN 30 million and interest based on 1 month WIBOR plus margin 0.5% p.a. (18.61% as of March 31, 2001). There were no borrowings outstanding as of March 31, 2001.

          In June 2000, the Company entered into a short-term renewable overdraft agreement with Citibank (Poland) S.A. - currently Bank Handlowy w Warszawie S.A. The terms provided for maximum borrowings of DEM 10 million and interest based on TOMNEXT WIBOR plus margin 0.5% p.a. calculated for each interest period separately (17.35% as of March 31, 2001). As of March 31, 2001 PLN 9,799 million (DEM 5,299 million) of borrowings were outstanding.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.     Long-term liabilities

                                                 At March 31,    At December 31,
                                                     2001              2000
                                                     ----              ----
         Interest bearing liabilities            (unaudited)        (unaudited)
         ----------------------------
                                                                    (restated)

         Long-term Notes                            2,519,384         2,651,052
         Bank Credit Facilities                     1,567,900                 -
         GSM/UMTS licenses liabilities                955,069           389,998
         Finance leases payable (see Note 17)         199,740           193,361
         Bridge Facility                              101,276                 -
         Loan facilities                                    -           751,980
                                              ---------------   ---------------
                                                    5,343,369         3,986,391
         Non-interest bearing liabilities

         Multiple-element transaction revenue          99,153           111,251
                                              ---------------   ---------------
                                                    5,442,522         4,097,642
                                                    =========          =========

          On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of the Company, issued 10 3/4 Senior Subordinated
          Guaranteed Discount Notes ("10 3/4 Notes"). The 10 3/4 Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,037 million as of March 31,
          2001). The 10 3/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The 10 3/4
          Notes will mature on July 1, 2007. Cash interest does not accrue on the 10 3/4 Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10 3/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10 3/4 Notes are loaned to the Company. 14.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.     Long-term liabilities (continued)

          The 10 3/4 Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

         Issuer Option (CALL)        Redemption, American Type
         Period 1                    1 July 2002 - 1 July 2007
         Redemption Amount           In whole or in part
         Plus                        Accrued and unpaid interest to the date of redemption

         Period 2                    1 July 1997 - 1 July 2000
         Redemption                  Amount Any amount up to 35% of the
                                     outstanding principal amount, from
                                     the net proceeds of the issuance of
                                     ordinary shares of the Company in a
                                     public offering
         Plus                        Accrued and unpaid interest to the date of redemption
         Option of holders (PUT)     Right to require the issuer to purchase the holder's Notes
         -----------------------
         Condition                   Occurrence of a change of control
         Purchase Amount             All or any part
         Plus                        Accrued and unpaid interest to the purchase date

          Change of control events Rating Decline At least two Notches below or withdrawing and, 50% Voting Power If any person or group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders (basically existing shareholders or large and reliable telecommunication company) Consolidation Sale of substantially all the assets of the Company

          The 10 3/4 Notes are measured in the balance sheet at an amortized cost with effective interest rate of 11.18%. They are traded publicly in the United States and their market value as of March 31, 2001 was
          76.5 % of the nominal value (USD 194 million or PLN 794 million) whilst the carrying amount was PLN 892 million.

          On November 23, 1999, PTC International Finance II S.A., a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the Company, issued 11 1/4 Senior Subordinated Guaranteed Discount Notes ("11 1/4 Notes"). The 11 1/4 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of Euro 300 million and USD 150 million (PLN 1,700 million as of March 31, 2001). The 11 1/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately Euro 296 million and USD 148 million (PLN 1,897 million at historical exchange rate). The 11 1/4 Notes will mature on December 1, 2009. Cash interest accrues on the 11 1/4 Notes and is payable semi-annually, on each June 1 and December 1, beginning in year 2000. The accrued interest on the 11 1/4 Notes is presented in the balance sheet within the current liabilities. 14.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.     Long-term liabilities (continued)

          Payment of the first five interest coupons will be delivered from the funds set on escrow account and invested in US Treasury Bills and Deutsche Treasury Bills. The obligations of PTC International Finance II S.A. under the 11 1/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 11 1/4 Notes are loaned to the Company.

          The 11 1/4 Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

         Issuer Option (CALL)          Redemption, American Type

         Period 1                      1 December 2004 - 1 December 2009
         Redemption Amount             In whole or in part
         Plus                          Accrued and unpaid interest to the date of redemption

         Period 2                      23 November 1999 - 1 December 2002
         Redemption Amount             Any amount up to 35% of the outstanding principal
                                       amount, from the net proceeds of the issuance
                                       of ordinary shares of the Company in a public offering
         Plus                          Accrued and unpaid interest to the date of redemption

         Option of holders (PUT)       Right to require the issuer to purchase the holder's Notes
         -----------------------

         Condition                     Occurrence of a change of control
         Purchase Amount               All or any part
         Plus                          Accrued and unpaid interest to the purchase date

         Change of control events
         Rating Decline                At least two Notches below or withdrawing and,
         50% Voting Power              If any person or group  becomes  the  beneficial  owner of 50% or more of the total  voting power except for Permitted Holders (basically  existing  shareholders or large and reliable telecommunication company)
         Consolidation                 Sale of substantially all the assets of the Company


          The 11 1/4 Notes are measured in the balance sheet at an amortized cost with effective interest rate of 12.057%. They are traded publicly in the United States and their market value as of March 31, 2001 was 103.5% of the nominal value for the Euro part (Euro 322 million or PLN 1,164 million, including accrued interest) and 103% of the nominal value for the USD part (USD 160 million or PLN 657 million, including accrued interest). The carrying amounts as of March 31, 2001 were PLN 1,079 million and PLN 612 million for Euro and USD parts, respectively.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.     Long-term liabilities (continued)

          On February 20, 2001 the Company signed a loan facility agreements with a consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development ("Bank Credit Facilities"). The balance outstanding as of March 31, 2001 amounted to PLN 1,568 million which consisted of PLN 953 million (equivalent of EUR 263.5 million as of March 31, 2001), and PLN 615 million (equivalent of EUR 170 million as of March 31, 2001) borrowings. The main terms of the agreement are as follows:

         Facility limits equivalent of EUR 550 million available under two tranches:
                                            foreign exchange tranche amounting
                                            to EUR 292.5 million and domestic
                                            tranche of EUR 257.5 million
                                            available in PLN, and equivalent of
                                            EUR 100 million available under two
                                            tranches: foreign exchange tranche
                                            amounting to EUR 95 million and
                                            domestic tranche of EUR 5 million
                                            available in PLN

         Interests                          LIBOR, EURIBOR, WIBOR
                                            plus margin of 0.90% p.a.
                                            stepping down to 0.60 % p.a.

         Commitment fee                     50% of the margin (as above)

         Collateral                         pledge of the Company's  assets and
                                            rights except for future real
                                            estates,  the escrow fund
                                            for Notes and leased assets

          Repayment date                    reduction in facility limit starting
                                            from September 30, 2004 to February
                                            20, 2006

          Due to the terms of the Bank Credit Facilities substantially all of Company's assets and rights except for future real estates, the escrow fund for Notes and leased assets should be pledged to secure the Bank Credit Facilities. This pledge was registered in the National Court Register on April 24, 2001.

          On March 30, 2001 the Company signed the senior subordinated bridge facility agreement with Deutsche Bank Luxembourg S.A. organized by Deutsche Bank AG London ("Bridge Facility"). The Bridge Facility was utilized to fund approximately one-third of the UMTS License installment due on March 30, 2001. The balance outstanding as of March 31, 2001 amounted to PLN 101 million (equivalent of EUR 28 million as of March 31, 2001). The accrued interest under Bridge Facility is presented in the balance sheet within current liabilities.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.     Long-term liabilities (continued)

         The main terms of the agreement are as follows:

         Facility limit                     EUR 28 million

         Interests                          EURIBOR
                                            plus margin of 4.0 % p.a. to
                                            7.0% p.a.

         Ranking senior subordinated, pari passu with the Company's guarantee of the 111/4 Notes Collateral unsecured Repayment date in the date falling 366 days after the utilization date; transfer into a long-term loan with five year maturity possible after one year from the utilization

          On December 17, 1997 the Company signed a loan facility agreement with a consortium of banks organized by Citibank N.A. ("Loan facility"). The balance outstanding as of December 31, 2000 amounted to PLN 837 million, which consisted of PLN 529 million (equivalent of DEM 269 million as of December 31, 2000), and DEM 156 million (equivalent of PLN 308 million as of December 31, 2000) borrowings. The main terms of the agreement were as follows:

         Facility limit                    equivalent of DEM 622 million
         Interest                          LIBOR or WIBOR
                                           plus margin of  0.95% p.a.
                                           stepping down to 0.40% p.a.

         Commitment fee                    0.3%  (as of December 31, 2000)

         Collateral                        pledge of Company's assets, rights
                                           and shares

         Repayment date                    reduction in facility limit
                                           starting from December 17, 2000
                                           to December 17, 2005


          The fees for the Company's GSM 900, GSM 1800 and UMTS licenses are denominated in Euro and payable in installments. These deferred payments have been discounted at 6.78% (the GSM 900 license), at 9.52% (the GSM 1800 license) and at 12.11% for short-term and 12.11% for long-term installments (the UMTS license), which approximated the Company's borrowing rate for Euro as of the date of acquisition of the licenses. As at March 31, 2001 the fair values of the GSM 1800 license liability amounted to PLN 108 million (as at that date carrying amounts amounted to PLN 112 million). The carrying amount of the UMTS license liability amounted to PLN 901 million and approximated the fair value.

          Installments of UMTS license due in one year were classified as short term as they will be financed from committed and available long-term borrowings.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.     Long-term liabilities (continued)

         The balances payable on the licenses as of March 31, 2001 were:

                                    EUR'000           EUR'000         PLN'000
         Maturity                   nominal         discounted      discounted
         --------                   -------         ----------      ----------

         Due in one year             183,716           176,158        637,164
         Due in year two              16,715            14,831         53,644
         Due in five years            15,000             8,968         32,438
         Due after five years        375,000            80,229        290,189
                                ------------      ------------     ----------
                                     590,431           280,186      1,013,435
                                     =======          ========       ========

         The balances payable as of December 31, 2000 were:

                                    EUR'000         EUR'000         PLN'000
         Maturity                   nominal       discounted      discounted
         --------                   -------       ----------      ----------

         Due in one year             322,816         307,309      1,184,488
         Due in year two              16,715          14,498         55,881
         Due in five years            15,000           8,715         33,592
         Due after five years        375,000          77,969        300,525
                               -------------   -------------  -------------
                                     729,531         408,491      1,574,486
                                    ========        ========       ========

          Multiple-element transaction revenue represents the deferred revenue from non-separable contracts (see Note 4).

15.      Related party transactions

         Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o.

          Elektrim S.A. was the 48 % shareholder of the Company until November 1999 when it transferred its holding in the Company to its subsidiary Elektrim Telekomunikacja Sp. z o.o. ("ET"). The Company purchased services from Elektrim S.A. amounting to PLN 88 during the three month period ended March 31, 2001, PLN 384 during the three month period ended March 31, 2000. These purchases related to the supervision of contracting matters and administrative support relating to the
          Company's contracts with suppliers. The Company realized sales to Elektrim S.A. of PLN 306 for the three month period ended March 31, 2001, PLN 120 during the three month period ended March 31, 2000. Net receivables outstanding were PLN 166 at March 31, 2001 and net payables outstanding were PLN 92 at December 31, 2000. The Company realized sales to ET of PLN 8 for the three month period ended March 31, 2001. In year 2000 there were no transactions with ET.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

15.      Related party transactions (continued)

         DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil")

          DeTeMobil is a 22.5 % shareholder of the Company. The Company purchased services from DeTeMobil amounting to PLN 5,641 during the three month period ended March 31, 2001, PLN 3,836 during the three month period ended March 31, 2000. These purchases related to assistance regarding technical and management operations, roaming settlements and support of billing system. The Company realized sales of PLN 3,936 during the three month period ended March 31, 2001, PLN 3,900 during the three month period ended March 31, 2000. Net payables outstanding were PLN 1,294 at March 31, 2001 and PLN 462 at December 31, 2000.

         MediaOne International B.V. ("MediaOne")

          MediaOne, currently controlled by DeTeMobil, is a 22.5 % shareholder of the Company. The Company purchased services from MediaOne amounting to PLN 278 during the three month period ended March 31, 2001, PLN 630 during the three month period ended March 31, 2000. These purchases related to financing, marketing and sales assistance, from MediaOne. There were no balances outstanding at March 31, 2001 and December 31, 2000.

          Related party transactions were conducted primarily on market terms.


16.      Derivative financial instruments

          In the first quarter of 2001 and in the year 2000 the Company entered into a set of transactions (foreign currency forwards and non-delivery forwards) to hedge some of the foreign currency liabilities that are scheduled to realize in the following periods. The Company does not apply hedge accounting. The fair value of open transaction amounted to PLN 80,324 and PLN 45,873 as of March 31, 2001 and December 31, 2000, respectively. The Company recognized the loss from forward transactions of PLN 34,452 and PLN 6,131 for the three-month period ended March 31, 2001 and March 31, 2000, respectively.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

16.     Derivative financial instruments (continued)

          The table below presents the information related to the forward transactions as of March 31, 2001 and for the three-month period then ended.

           Principal value            Maturity date       Fair value         Fair value   Fair value    Fair value
           ---------------            -------------       ----------         -----------  -----------   ----------
             in currency                                                     average        min           max

                                                          March 31, 2001     1Q 2001      1Q 2001       1Q 2001
                                        Non-deliverable forward contracts

           56,100 thousand EUR        April 2, 2001        (50,746)          (42,408)     (50,746)     (35,923)
             (entered 2000)
           56,000 thousand EUR        April 2, 2001         (6,127)           (6,127)      (6,127)       (6,127)
             (entered 2001)

                                                Forward contracts

           16,875 thousand EUR        June 1, 2001            (17,367)        (14,871)     (17,367)     (12,903)
           8,438 thousand USD         June 1, 2001             (6,084)         (5,839)      (6,084)       (5,523)
                                                          ------------       -----------
                                                              (80,324)        (69,245)
                                                               =======         =======

          The table below presents the information related to the forward transactions as of December 31, 2000 and for the year then ended.

          Principal value         Maturity date       Fair value         Fair value    Fair value   Fair value
          ---------------         -------------       ----------         -----------   -----------  ----------
             in currency                                                   average         min          max
                                                  December 31, 2000       Year 2000     Year 2000    Year 2000
                                       Non-deliverable forward contracts
        56,100 thousand EUR       April 2, 2001        (30,028)            (11,179)     (30,028)       6,480

                                               Forward contracts
        16,875 thousand EUR        June 1, 2001        (11,107)            (6,056)      (11,107)        (79)
         8,438 thousand USD        June 1, 2001        (4,738)             (1,115)       (4,738)        951
                                                     ------------        ------------
                                                       (45,873)            (18,350)
                                                       =======             =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

17.     Financial commitments

         a.       Finance leases (included in liabilities)

          On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease.

          The headquarters lease obligation, consisting of two buildings, first occupied in 1998 and second in August 1999, is denominated in USD and payable in PLN. The nominal value of future lease payments is USD 104,3 million or PLN 428 million (USD 45.2 million and USD 59.1 million, 1st and 2nd building, respectively), consisting of minimum monthly payments of USD 594.5 thousand (PLN 2,432) and a purchase option of USD 11.8 million or PLN 48.4 million (USD 5.7 million and USD 6.1 million, 1st and 2nd building respectively). Annually, the Company`s lease liabilities are changed based on the U.S. consumer price index ("CPI"). In the three month period ended March 31, 2001, this resulted in an increase in minimum monthly payments by USD 38.9 thousand (PLN 159.5 as of March 31, 2001).


         b.       Capital equipment commitments (not included in liabilities)

                                                At March 31,  At December 31,
                                                   2001            2000
                                                   ----            ----
                                                 (unaudited)

         Authorized and contracted                  608,834       970,532
         Authorized and not contracted            1,286,681     1,487,877
                                             --------------  ------------
                                                  1,895,515     2,458,409
                                                   ========       =======


18.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

Estimation of the fair values

          The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as of March 31, 2001 and December 31 2000. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                  March, 31                      December, 31
                                                    2001                            2000
                                                 (unaudited)                      (unaudited)


                                          Carrying      Fair value         Carrying      Fair value
                                           amount                           amount

                                                million PLN                      million PLN
         Financial Assets

         Cash and cash equivalents             221             221               29             29
         Debtors and accrued revenue           401             401              431            431
         Short-term investments                186             186              192            192
         Financial assets                      108             108               97             97

         Financial Liabilities

         Current liabilities and accruals      741             741            2,020          2,020
         Long-term liabilities               5,144           5,172            3,793          3,513

         Debtors, current liabilities and accruals

          The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         Cash and cash equivalents, short-term and long-term investments

          The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term and long-term investments is based on quoted market values.

         Long-term interest-bearing liabilities

          The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

         Forward foreign exchange contracts

          The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates at the year-end balance sheet dates. Therefore, the carrying amounts approximate fair value.

         Note options

          The carrying value of Note options is calculated with fair value model described in Note 4a.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

19.      Supplementary Information to IAS Financial Statements


          A reconciliation of the Company's consolidated net profit / (loss) under PAS and IAS is summarized as follows:

                                                         Three months ended

                                                       March 31,      March 31,
                                                          2001           2000
                                                          ----           ----
                                                      (unaudited)   (unaudited)

       Comprehensive net profit / (loss) under PAS         73,051    (27,933)

       Foreign translation difference                       (640)         169
       IAS adjustment for GSM
           licenses amortization                            1,570       1,284
       IAS adjustment for GSM
           licenses discount                              (5,504)     (6,603)
       Unrealized foreign exchange differences            111,965      66,972
       Finance lease                                         (90)         854
       IAS assets adjustment                                (743)       (743)
       Development and start-up costs                         724         896
       SAB 101 implementation                             (8,267)           -
       IAS 39 implementation                                2,585           -
       Deferred tax (asset)/liability                    (43,802)     (3,352)
                                                      -----------  ----------
       Comprehensive net profit under IAS (restated)      130,849      31,544
                                                          =======     =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

19.     Supplementary Information to IAS Financial Statements (continued)


          A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follows: Shareholders' equity at

                                                  March 31,        December 31,
                                                      2001              2000
                                                      ----              ----
                                                  (unaudited)        (unaudited)
       Shareholders' equity under PAS                695,636           623,371

       Foreign translation difference                (1,283)           (1,429)
       IAS adjustment for GSM
           licenses amortization                      23,183            21,613
       IAS adjustment for GSM
           licenses discount                        (85,279)          (79,775)
       Unrealized foreign exchange
           differences                               197,008            85,043
       Finance lease                                   2,616             2,706
       IAS assets adjustment                           7,053             7,796
       Development an start-up costs                 (1,572)           (2,296)
       SAB 101 implementation                          8,033            16,300
       IAS 39 implementation                         (1,789)                 -
       Deferred tax (charge)/benefit                (29,095)            13,618
                                                  ----------       -----------

       Shareholders'equity under IAS (restated)     814,511           686,947
                                                    =======           =======

          The above differences are caused by the following reasons:

          o Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses,

          o Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes,

          o Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes,

          o Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets",

          o Adjustment to deferred tax on temporary differences in preceding adjustments.

          o Certain costs not relating to multiple-element transactions are not accounted for under IAS

          o The changes applied under IAS 39 (see Note 4) are not implemented for PAS purposes 20.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.     Differences between IAS and U.S. GAAP

          The Company's condensed consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain aspects from U.S. GAAP.

          The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net profit.

          Reconciliation of consolidated net profit:

                                                        Three months ended

                                                      March 31,     March 31,
                                                        2001          2000
                                                        ----          ----
                                                     (unaudited)   (unaudited)
             Consolidated net profit reported
             under IAS                                    130,849      31,544

             U.S. GAAP adjustments:

             (a)    Removal of foreign exchange
                    differences capitalized for IAS        84,782       7,028
             (b)    Depreciation and amortization of
                    foreign exchange                        2,315       2,288

             (c)    SAB 101 implementation                    172     (1,311)
             (d)    SFAS 133 implementation              (27,440)           -

             (e)    Transaction costs                       7,220           -

             (f)    Deferred tax on above                   2,824         367

                                                       ----------   ----------
             Consolidated net profit under
             U.S. GAAP                                    200,722      39,916
                                                          =======     =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.     Differences between IAS and U.S. GAAP (continued)

         Reconciliation of consolidated shareholders' equity

                                                                     At March 31,           At December 31,
                                                                         2001                     2000
                                                                         ----                     ----
                                                                      (unaudited)             (unaudited)
             Consolidated shareholders' equity reported under
             IAS(restated)                                                 814,511                 686,947
             U.S. GAAP adjustments:
             (a)     Removal of foreign exchange differences
                     capitalized for IAS                                  (14,282)                (99,064)
             (b)     Depreciation and amortization on (a) above
                                                                            25,280                  22,965
             (c)     SAB 101 implementation                                (1,417)                 (1,589)
             (d)     SFAS 133 implementation                              (15,846)                       -
             (e)     Transaction costs                                           -                       -
             (f)     Deferred taxes on above                                 2,180                     445
                                                                       ------------           ------------
             Consolidated shareholders' equity under U.S. GAAP
                                                                           810,426                 609,704
                                                                          ========                ========

         (a)      Removal of foreign exchange differences capitalized for IAS

          In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

          For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 9). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 10).

          Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.     Differences between IAS and U.S. GAAP (continued)

         (b)      Depreciation and amortization

          The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

         (c)      Revenue recognition (SAB 101)

          As described in Note 4 the Company applied under IAS the principles of SAB101 retrospectively. Though, under U.S. GAAP a calendar year company is required to calculate the effect of adopting SAB 101 as of January 1, 2000 and make the cumulative entry on that date, and restate all quarterly information previously reported during 2000.

          Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to this transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non-refundable fees are recognised immediately.

         (d)      SFAS 133

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 . In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 .

          Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.     Differences between IAS and U.S. GAAP (continued)

         (d)      SFAS 133 (continued)

          Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A Company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, Company may elect to apply Statement 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998. The Company adopted Statement 133 on January 1, 2001. The Company applied Statement 133 to all hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998.

          Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

         (e)      Transaction costs

          As described in Note 4, IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities.  Under  U.S.  GAAP  there  are  no  specific  regulations relating to this issue, therefore the Company adopted similar treatment for U.S. GAAP purposes.

          The transition rules of IAS 39 specifies that any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001. The accounting change principles under U.S. GAAP advise to include the cumulative effect in the net income of the period of the change. Therefore, the cumulative adjustment to the net profit as of January 1, 2001 resulted in the increase of PLN 5,632 and the subsequent profit for the three month period ended March 31, 2001 decreased by 1,204.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.     Differences between IAS and U.S. GAAP (continued)


         (f)      Presentation of deferred taxation

          Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As of March 31, 2001 deferred tax assets included PLN 103,598 of current portion (PLN 51,883 as at December 31, 2000) and deferred tax liability included PLN 31,315 of current portion (PLN 17,695 as at December 31, 2000).


         (g)      Extraordinary item

          In the first quarter of 2001 the Company refinanced the existing Loan facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as extraordinary item, though under IAS it is presented under amortization expense.